ARBOR REALTY TRUST, INC.
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553

March 28, 2024

Mr. Eric McPhee
Mr. Isaac Esquivel
Division of Corporation Finance, Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Arbor Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2023
File No. 001-32136

Dear Mr. McPhee:
On behalf of Arbor Realty Trust, Inc. (the “Company”), I submit this letter in response to the comment from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter, dated March 22, 2024, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023, that was filed on February 20, 2024 (the “Form 10-K”). To facilitate review, we have reproduced your comment in bold.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33
1.We note your discussion in your fourth quarter earnings call of your strategy of refinancing loans off your balance sheet through your capital-light agency business, and that you are continuing to focus on working through your loan book and converting your multifamily bridge loans into agency product. You also noted that when you do a bridge loan, it's clearly for the sole purpose of creating an agency loan. Please tell us what consideration you have given to discussing this strategy in detail in your periodic filings.
Company Response:
The Company gives thoughtful consideration to describing its business and strategies in its periodic filings with the SEC. In our most recent filing, the Form 10-K, the Company disclosed its strategy of converting its multifamily bridge loans into agency/GSE loans in multiple locations. Within Item 1. Business, the Company included the following relative disclosures:
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•Business Objectives and Strategy section (page 2) – “In our Structured Business, our primary focus is on…growing our loan portfolio which also provides a pipeline to growth in our Agency/GSE servicing portfolio.”
•Investment Strategy section, paragraph titled Use Our Relationships with Existing Borrowers (page 3) – “Through the expertise of our originators, we offer a wide range of customized financing solutions and benefit from our existing customer base by using existing business to create potential refinancing opportunities.”
•Our Primary Targeted Investments section, second paragraph under title Bridge Financing (page 3) – “Borrowers typically use the proceeds of a conventional mortgage, such as our GSE/agency loans, to repay a bridge loan.”
Within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Significant Developments During 2023 section, the paragraph titled Agency Business Activity (page 34), the Company included the following statistical disclosure related to its strategy to convert multifamily bridge loans into agency product – “Loan originations increased 7% to $5.11 billion, and includes $1.69 billion of new agency loans that were recaptured from our Structured Business runoff.”
In its future filings, beginning with its quarterly report on Form 10-Q for the quarter ended March 31, 2024, which the Company currently expects to file on or about May 3, 2024, the Company will further clarify its business strategy related to converting multifamily bridge loans into agency loans by including the following disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures.
“One of our core business strategies is to generate additional agency lending opportunities by refinancing our multifamily balance sheet bridge loan portfolio when it is practical and appropriate to do so. We execute this strategy by underwriting the multifamily bridge loans we originate to a potential future agency financing. We then continue to work with our borrowers on this execution through the life cycle of the multifamily bridge loan. When effective, this strategy allows us to recapture refinancing opportunities, delever our balance sheet, and generate additional income streams through our capital-light agency business.”
In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Should the Staff have any additional questions, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer
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